Exhibit 2.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2016

Dated as of March 24, 2017

This management’s discussion and analysis (“MD&A”) should be read in conjunction with Aura Minerals Inc.’s (the “Company” or “Aura Minerals”) consolidated financial statements for the year ended December 31, 2016 and related notes thereto (the “Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively, “IFRS”). In addition, this MD&A should be read in conjunction with the 2016 Annual Information Form (“AIF”) dated March 24, 2017, as well as other information relating to Aura Minerals as filed on the Company’s profile on SEDAR at www.sedar.com. Unless otherwise noted, references herein to "$" are to thousands of United States dollars. References to "C$" are to thousands of Canadian dollars. Tables are expressed in thousands of United States dollars, except where otherwise noted.

This MD&A has been prepared as at March 24, 2017 and provides information that management believes is relevant to assessing and understanding the financial condition of the Company and the results of operations and cash flows for the quarter and year ended December 31, 2016.

The Audit Committee, consisting of three independent directors of the Board of Directors of the Company, has reviewed this MD&A pursuant to its charter and the Board has approved the disclosure contained herein. A copy of this MD&A will be provided to anyone who requests it.

Statements herein are subject to the risks and uncertainties identified in the Risk Factors and Cautionary Note regarding Forward-Looking Information sections of this MD&A.

All mineral resource and reserve estimates included in documents referenced in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Readers are encouraged to review the AIF and full text of the Company’s continuous disclosure documents. These documents are available on SEDAR and supply further information on the Company’s compliance with NI 43-101 requirements.

1.	BACKGROUND AND CORE BUSINESS

Aura Minerals is a mid-tier gold-copper production company focused on the operation and development of gold and copper projects in the Americas. The Company is listed on the Toronto Stock Exchange under the symbol ORA. The Company’s controlled assets include:

•	The San Andres Gold Mine (“San Andres”) – a 100% interest in an open-pit heap leach gold mine located in the highlands of western Honduras, in the municipality of La Union, Department of Copan, approximately 150 kilometres (“Km”) southwest of the city of San Pedro Sula. The mine has been in production since 1983;

•	The Sao Francisco Gold Mine (“Sao Francisco”) – a 100% effective control over an open-pit heap leach gold mine located in the southwest of the state of Mato Grosso, Brazil, approximately 560 Km west of Cuiaba, the state capital. The mine has been in production since 2006, however mining at Sao Francisco ceased in October 2016 with processing of fines expected to continue through the year;

•	The Ernesto/Pau-a-Pique Project (“EPP Project”, “EPP”) – On June 23, 2016, the Company completed the acquisition of the EPP Project, located in the southwest of Mato Grosso state, near Pontes-e-Lacerda in Brazil. The Company has a 100% effective control over the EPP Project which consists of the following gold deposits: the Lavrinha open pit, the Ernesto underground deposit, and the Pau-a-Pique underground mine and the near mine open pit prospects of Nosde, Japones and Pombihnas. The Company filed a NI 43-101 Feasibility Study on the EPP Project on January 13, 2017. (See Section 4, Acquisition of the EPP Project);

•	The Aranzazu Copper Mine (“Aranzazu”) – a 100% interest in an open-pit and underground mine operation in the state of Zacatecas, Mexico. In January 2015, the Company announced a suspension of operation at Aranzazu. As of the date of this MD&A, Aranzazu is on full care-and-maintenance. In May 2015, the operating entity for Aranzazu and a wholly-owned subsidiary of the Company, Aranzazu Holding S.A. de C.V. (“Aranzazu Holding”), filed for administration proceedings in Mexico under the Mexican Federal Court. In December 2016, Aranzazu Holding received a favourable judgement from the Second District Judge in the state of Zacatecas, accepting Aranzazu Holding’s proposal for payment and completion of the administration proceedings. Subsequent to year end, the administration proceedings were effectively terminated with the requisite number of past vendors accepting Aranzazu Holding’s proposal. Currently, Aranzazu Holding is in the process of completing the payments. (See Section 9, Liquidity and Capital Resources); and

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•	The Serrote da Laje Project (“Serrote”) – a 100% interest in the development-stage copper-gold-iron asset located in the central-southern part of the state of Alagoas, Brazil, approximately 15 Km northwest of the city of Arapiraca. As of the date of this MD&A, Serrote is on care-and-maintenance.

Aura Minerals is focused on responsible, sustainable growth and strives to operate to the highest environmental and safety standards and in a socially responsible manner at all of its operations.

2.	FOURTH QUARTER AND YEAR-END 2016 FINANCIAL AND OPERATING HIGHLIGHTS

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
FINANCIAL DATA

IFRS Measures
Revenue	$34,328	$37,707	$146,209	$165,763
Cost of goods sold	$30,211	$30,871	$115,196	$151,583
Depreciation (included in cost of goods sold)	3,233	1,662	9,078	6,533
Gross Margin	$4,117	$6,836	$31,013	$14,180
Gross Margin (excluding depreciation)	7,350	8,498	40,091	20,713
Net income (loss)	$20,353	$(11,886)	$19,020	$(14,479)
Income (Loss) per share - Basic	$0.62	$(0.42)	$0.64	$(0.56)
Income (Loss) per share - Diluted	$0.60	$(0.42)	$0.62	$(0.56)
EBITDA	$4,122	$6,549	$24,205	$17,006

Non-IFRS Measures*
Realized average gold price per ounce sold, gross[1]	$1,253	$1,108	$1,250	$1,161
Realized average gold price per ounce sold, net of local sales taxes, hedging and gold loan repayments[1]	$1,127	$993	$1,098	$1,044
Cash operating costs per ounce produced[1]	$847	$727	$846	$862
Cash operating costs per ounce sold[1]	$946	$826	$875	$946
All-in costs per ounce sold[1]	$1,173	$933	$1,061	$1,106
Total capital expenditures	$2,582	$1,891	$4,823	$11,698
OPERATING DATA*
Ore processed (tonnes)	2,097,879	2,349,730	9,381,679	10,093,978
Gold produced (ounces)	29,145	35,216	122,760	142,982
Gold sold (ounces)	28,509	35,195	121,285	144,523

*The above represents the result of the gold operation only

•	Net sales revenue in the fourth quarter of 2016 decreased by 9% over the fourth quarter of 2015. Net sales revenue for the year ended December 31, 2016 decreased by 12% in comparison to the year ended December 31, 2015. Details are as follows:

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015

San Andres, ounces	20,361	19,364	75,466	84,556
Sao Francisco, ounces	8,148	15,831	45,819	59,967
Total ounces sold	28,509	35,195	121,285	144,523

Gold sales revenues, net of local sales taxes	$34,328	$37,707	$146,209	$162,018
Copper concentrate sales, net	-	-	-	3,745
Total net sales	$34,328	$37,707	$146,209	$165,763

Average gold market price per oz (London PM Fix)	$1,221	$1,106	$1,251	$1,160
Realized average gold price per ounce sold, gross	$1,253	$1,108	$1,250	$1,161
Realized average gold price per ounce sold, net of local sales taxes, hedging and gold loan repayments[1]	$1,127	$993	$1,098	$1,044

1 A cautionary note regarding non-GAAP measures is included in Section 18 of this MD&A

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•	During the year ended December 31, 2016, Aranzazu was on care-and-maintenance, as a result, there was no copper concentrate production or sales. For the year ended December 31, 2015, copper concentrate sales, production and on-site average cash cost per pound of copper produced, net of gold and silver credits was 4,270 dry metric tonnes (“DMT”), 1,205,983 pounds, and $3.91, respectively;

•	Gold production for the fourth quarter of 2016 was 17% lower than the fourth quarter of 2015 and gold production for the year ended December 31, 2016 was 14% lower than the prior year. Gold production and cash operating costs per ounce produced[1] for the three and twelve months ended December 31, 2016 and 2015 were as follows:

	For the three months ended December 31, 2016		For the three months ended December 31, 2015
	Ounces Produced	Cash Operating Costs Per Ounce Produced[1]	Ounces Produced	Cash Operating Costs Per Ounce Produced[1]
San Andres	21,921	$806	19,169	$699
Sao Francisco	7,224	$973	16,047	$761
Total / Average	29,145	$847	35,216	$727

	For the year ended December 31, 2016		For the year ended December 31, 2015
	Ounces Produced	Cash Operating Costs Per Ounce Produced[1]	Ounces Produced	Cash Operating Costs Per Ounce Produced[1]
San Andres	78,327	$821	83,521	$779
Sao Francisco	44,433	$892	59,461	$979
Total / Average	122,760	$846	142,982	$862

•	Cash operating costs per ounce produced[1] for the fourth quarter of 2016 was 17% higher than the fourth quarter of 2015, mainly due to lower production at Sao Francisco as mining activities ceased in October 2016. Cash operating costs per ounce produced[1] for the year ended December 31, 2016 was 2% lower than the prior year due to lower cost of production at Sao Francisco;

•	Cash operating costs per ounce sold[1] for the fourth quarter of 2016 was 14% higher than the comparable period in 2015, mainly due to lower ounces sold. Cash operating costs per ounce sold[1] for the year ended December 31, 2016 was 8% lower than the prior year due to lower cost of production;

•	All-in costs per ounce sold[1] for the fourth quarter of 2016 was 25% higher than the fourth quarter of 2015 due to lower gold sales volume and higher capital expenditures, care-and-maintenance expense and general and administration expenses. All-in costs per ounce sold[1] for the year ended December 31, 2016 was 4% lower than the prior year due to lower capital expenditures;

•	On March 2, 2016, the Company obtained a $12,325 gold loan (the “Gold Loan”) from Auramet International LLC (“Auramet”). The proceeds of the Gold Loan were used for debt consolidation and working capital requirements. The Gold Loan was to be repaid in 68 weekly instalments of 176.5 ounces of gold, with payments commencing on May 3, 2016. The Gold Loan may be repaid at any time with no early repayment penalties and subsequent to the year ended December 31, 2016, the Company fully repaid the Gold Loan by delivering 529.50 ounces of gold and entering into a $9,000 new facility with Auramet (as discussed below);

•	On September 30, 2016, the Company closed a rights offering of 3,634,628 common shares at C$1.50 per common share for gross proceeds of $4,162 (C$5,451). For the year ended December 31, 2016, the Company recorded total proceeds of $4,093 (net of share issue cost of $69);

1 A cautionary note regarding non-GAAP measures is included in Section 18 of this MD&A

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•	On November 22, 2016, the Company announced the results from the NI 43-101 Feasibility Study for the EPP Project. Highlights include an average gold production of 41,000 oz per year over approximately 5.8 years, an initial CAPEX requirement of approximately $17,300 (partially funded by the Yamana Debt Facility), including working capital and contingency, a net present value at 5% after tax of $39,500, and an internal rate of return of 77%. Subsequent to the year ended December 31, 2016, the Company filed the NI 43-101 Feasibility Study for the EPP Project. (See Section 4, Acquisition of the EPP Project);

•	On December 30, 2016, the Company consolidated the issued and outstanding common shares in the capital of the Company on the basis of one (1) post-consolidation share for each ten (10) pre-consolidation shares (See Section 20, Disclosure of share data).

•	On December 30, 2016, the Company transitioned out of the jurisdiction of the Canada Business Corporations Act into the jurisdiction of the BVI Business Companies Act (British Virgin Islands).

•	2016 operating results in comparison to the 2016 revised guidance:

	Ounces produced		Cash operating costs per ounce produced[1]		Capital expenditures

Gold Mines	Actual	Revised Guidance	Actual	Revised Guidance	Actual	Revised Guidance
San Andres	78,327	75,000-85,000	$821	$825-$875	$4,574	$6,700
Sao Francisco	44,433	35,000-40,000	$892	$800-$850	$249	$300
Total	122,760	110,000-125,000	$846	$825-$875	$4,823	$7,000

The 2016 revised guidance for capital expenditures included $4,000 related to the restart of the EPP Project, specifically the Ernesto underground deposit. The Company spent $Nil on this specific capital expenditures.

•	Subsequent to year end, the Company entered into the following financing agreements:

a.	On January 27, 2017, the Company obtained a $9,000 loan (the “Facility”) from Auramet. The proceeds from the Facility are to be used for the full repayment on the remaining balance of the Gold Loan and for working capital requirements. The Facility bears a monthly interest payment of $72 commencing from February 2017. The principal payment is equal to 30 bi-weekly installments of $300 commencing on May 5, 2017. The Facility may be repaid at any time with no early repayment penalties. The Company is required to maintain a cash and cash equivalent balance of $3,000 at all times;

b.	The Company, through its wholly-owned Brazilian subsidiary, Mineracao Apoena, S.A., entered into a $3,161 (Brazilian Reais 9,750) loan agreement with Banco ABC Brasil S.A. (“ABC Bank”) for working capital requirements. The loan bears an annual interest rate of 5.38% with a grace period of one year and a maturity date on July 15, 2019.

1 A cautionary note regarding non-GAAP measures is included in Section 18 of this MD&A

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3.	REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

San Andres, Honduras

The table below sets out selected operating information for San Andres for the three months and years ended December 31, 2016 and 2015:

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015

Ore mined (tonnes)	1,850,838	1,333,534	6,531,161	6,202,143
Waste mined (tonnes)	1,387,541	668,663	5,382,371	4,326,013
Total mined (tonnes)	3,238,379	2,002,197	11,913,532	10,528,156

Waste to ore ratio	0.75	0.50	0.82	0.70
	-
Ore plant feed (tonnes)	1,839,920	1,358,480	6,459,139	6,149,421
Grade (g/tonne)	0.45	0.46	0.45	0.48
Recovery (%)	76%	95%	80%	86%
	-
Production (ounces)	21,921	19,169	78,327	83,521
Sales (ounces)	20,361	19,364	75,466	84,556

Cash operating cost per ounce of gold produced[1]	$806	$699	$821	$779

Total combined ore and waste mined during the fourth quarter of 2016 was 62% higher than in the comparable quarter. During the fourth quarter of 2016, ore mined was 39% higher than the comparable quarter and waste mined was 108% higher. Total tonnes moved during the fourth quarter of 2016 was significantly higher compared to total tonnes moved for the same period in 2015 due to a 20-day suspension of mining operations during the fourth quarter of 2015.

Total plant feed during the fourth quarter of 2016 was 35% higher than the tonnes processed in the same quarter of 2015. The average ore plant feed grade for the fourth quarter of 2016 decreased by 2% compared to the fourth quarter of 2015. Gold recovery decreased to 76% during the fourth quarter of 2016 from the 95% level achieved in the fourth quarter of 2015 due to higher grade. For the year ended December 31, 2016, gold recovery decreased to 80% from 86% as a result of a 20 day suspension of mining operations during the first quarter of 2016, where only a leaching activities took place.

Gold production at San Andres in the fourth quarter and the year ended December 31, 2016 increased by 14% and decreased by 6%, respectively, primarily due to higher tonnes processed in comparison to the same period in 2015.

Cash operating cost per ounce of gold produced1 in the fourth quarter and the year ended December 31, 2016 increased by 15% and 5%, respectively, over the comparable period in 2015 as a result of the higher tonnes mined.

1 A cautionary note regarding non-GAAP measures is included in Section 18 of this MD&A

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Sao Francisco, Brazil

The table below sets out selected operating information for Sao Francisco for the three months and years ended December 31, 2016 and 2015:

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015

Ore mined (tonnes)	123,059	1,293,708	1,967,530	4,098,327
Waste mined (tonnes)	-	304,957	202,164	2,806,730
Total mined (tonnes)	123,059	1,598,665	2,169,694	6,905,057

Waste to ore ratio	-	0.24	0.10	0.68

Ore plant feed (tonnes)	257,959	991,250	2,922,540	3,944,557
Grade (g/tonne)	0.15	0.65	0.54	0.56
Recovery (%)	72%	70%	70%	70%

Production (ounces)	7,224	16,047	44,433	59,461
Sales (ounces)	8,148	15,831	45,819	59,967

Cash operating cost per ounce of gold produced[1]	$973	$761	$892	$979

Mining at Sao Francisco ceased in October 2016. The processing plant continued through the fourth quarter of 2016 and fines recovery from tailings is expected to extend through the year of 2017. As a result, total plant feed and ounces produced during the fourth quarter and the year ended December 31,2016 were lower than the comparable period in 2015.

Cash operating cost per ounce of gold produced1 in the fourth quarter of 2016 was 28% higher than in the fourth quarter of 2015 due to lower ounces produced. For the year ended December 31, 2016 cash operating cost per ounce of gold produced1 for the year ended December 31, 2016 was 9% lower than the same period in 2015 due to lower cost of production.

Development Projects

As at the date of this MD&A, the Company’s Aranzazu mine and Serrote project remain on care-and-maintenance status (See Section 9, Liquidity and Capital Resources, for further information). The Company is continuing to explore options to maximize the value of these assets.

1 A cautionary note regarding non-GAAP measures is included in Section 18 of this MD&A

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4.	ACQUISITION OF THE EPP PROJECT

On April 30, 2015, the Company announced that it entered into an Acquisition Agreement with Serra da Borda Mineração e Metalurgia S.A. (“SBMM”) a company affiliated with Yamana Gold Inc. (“Yamana”) to acquire, upon completion of certain conditions and the receipt of regulatory approvals in Brazil, certain specified assets and liabilities of the EPP Project. In order to facilitate the acquisition, during the regulatory approval period, Yamana made available a working capital facility to SBMM of up to approximately $9,000 (the "Working Capital Facility") to be invested in the capital and restart requirements of the EPP Project.

The acquisition was completed on June 23, 2016, following the receipt of the relevant regulatory approvals in Brazil including both antitrust and national defense regulatory requirements and the signing of the final Acquisition Agreement.

As consideration for the EPP Project, the Company issued 200,000 common shares, 350,000 warrants of the Company at an exercise price of C$5.00 per warrant and a 2% net smelter return royalty (“NSR Royalty”) on the first 1,000,000 gold ounces produced from the EPP Project, and thereafter, a 1% NSR Royalty on gold ounces produced from the EPP Project.

The Working Capital Facility was assumed by the Company on the accounting acquisition date, which coincided with the receipt of the relevant regulatory approvals in Brazil, and is expected to be repaid either with the cash flows from EPP upon restart or payable in full within 36 months from the date of the Acquisition Agreement. Should EPP not enter into production or the Company not have sufficient funds to repay the Working Capital Facility on the due date, such amount outstanding will, at the option of Yamana, be converted into common shares of the Company at a 10% discount rate over the 20 day VWAP of the Company’s common shares based on the period prior to the due date. The Company also agreed to assume SBMM’s accounts payable and accrued liabilities at the accounting acquisition date as part of the consideration for the EPP Project. Interest is charged at 4% per annum on the outstanding balance.

Pre-stripping activities at the EPP Project commenced in September 2016 and continued to pre-production in the fourth quarter of 2016. The EPP Project, specifically the Lavrinha open pit, produced 5,259 ounces and sold 3,746 ounces during the fourth quarter of 2016. Total pre-production revenue and pre-production costs were $4,407 and $3,129, respectively. During the pre-producton period, both revenue and cost were capitalized to property, plant and equipment and not included as part of the Company’s net income (loss).

On November 22, 2016, the Company announced the results of the NI 43-101 Feasibility Study on the EPP Project and subsequent to the year end, the Company filed the supporting NI 43-101 Feasibility Study.

For further details on the EPP Project, readers should refer to the NI 43-101 Feasibility Study dated January 13, 2017, which is available on the Company’s SEDAR profile page.

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5.	OUTLOOK AND STRATEGY

Aura Minerals’ future profitability, operating cash flows and financial position will be closely related to the prevailing prices of gold. Key factors influencing the price of gold include, but are not limited to, the supply of and demand for gold, the relative strength of currencies (particularly the United States dollar) and macroeconomic factors such as current and future expectations for inflation and interest rates. Management believes that the short-to-medium term economic environment is likely to remain relatively supportive for commodity prices but with continued volatility. In order to decrease risks associated with commodity prices and currency volatility, the Company will continue to evaluate and implement available protection programs.

Other key factors influencing profitability and operating cash flows are production levels (impacted by grades, ore quantities, process recoveries, labour, plant and equipment availabilities) and production and processing costs (impacted by production levels, prices and usage of key consumables, labour, inflation, and exchange rates).

Aura Minerals’ guidance for 2017 is as follows:

	Ounces produced		Cash operating costs per ounce produced[1]		Capital expenditures
Gold Mines	Low	High	Low	High	Low	High
San Andres	75,000	90,000	$750	$850	$8,500	$12,000
Sao Francisco	10,000	15,000	$450	$560	-	-
EPP Project	30,000	45,000	$900	$1,100	$900	$1,800
Total	115,000	150,000	$763	$896	$9,400	$13,800

All-in cost per ounce sold1 will be provided in the future.

1 A cautionary note regarding non-GAAP measures is included in Section 18 of this MD&A

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6.	SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information for the Company for the three recently completed financial years:

Year ended December 31,	2016	2015	2014
IFRS Measures
Financial Results:
Revenue	$146,209	$165,763	$265,389
Income (Loss) for the year	$19,020	$(14,479)	$(142,882)
Income (Loss) per share - Basic*	$0.64	$(0.56)	$(6.30)
Income (Loss) per share - Diluted	$0.62	$(0.56)	$(6.30)

Financial Position:
At December 31,
Total Assets	$175,850	$143,323	$179,492
Cash and cash equivalents	10,713	2,261	7,831
Debts	20,033	10,393	31,433
Other Liabilities	4,940	8,775	9,098
Deferred income tax liabilities	4,487	1,720	2,696
Provision for mine closure and rehabilitation	19,744	17,485	18,223

Non-IFRS Measure

Net Debt	$(14,260)	$(16,907)	$(32,700)

* Income (loss) per share is calculated based on weighted average number of shares outstanding for the year

Factors that have caused period-on-period variations include: significant financings and re-financings over the three-year period; commodity price variations; the wind-down of operations and processing and subsequent sale of Sao Vicente in 2014; the suspension of operations at Aranzazu and Serrote in 2015, and impairments recorded on the Company’s assets during 2014 and 2015. (The allocation of total assets between the operating segments is presented in note 30 to the consolidated financial statements for the year ended December 31, 2016)

For the year ended December 31, 2016, $89,467 of the revenue was attributable to the sale of gold from San Andres, $56,742 was attributable to the sale of gold from Sao Francisco. For the year ended December 31, 2015, $93,109 of the revenue was attributable to the sale of gold from San Andres, $68,909 was attributable to the sale of gold from Sao Francisco, and $3,745 was attributable to the sale of copper concentrate from Aranzazu. For the year ended December 31, 2014, $101,581 of the revenue was attributable to the sale of gold from San Andres, $119,855 was attributable to the sale of gold from Sao Vicente and Sao Francisco and $43,953 was attributable to the sale of copper concentrate from Aranzazu.

The income for the year ended December 31, 2016 reflects the gain on acquisition of EPP project of $19,886 (before tax). The loss for the year ended December 31, 2015 reflects the gross loss from Aranzazu and an impairment charge of $8,367 on certain assets at Serrote. The loss for the year ended December 31, 2014 reflects the gross loss from Aranzazu and an impairment charge of $137,502 on certain assets recorded at Aranzazu.

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7.	RESULTS OF OPERATIONS

For the year ended December 31, 2016, the Company recorded an income of $19,020 compared to a loss of $14,479 for the year ended December 31, 2015. Details of revenues, cost of goods sold and gross margin are presented below:

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
Revenues:
San Andres	$24,328	$20,412	$89,467	$93,109
Sao Francisco	10,000	17,295	56,742	68,909
Aranzazu	–	–	–	3,745
	$34,328	$37,707	$146,209	$165,763
Cost of Production:
San Andres	$15,939	$15,983	$61,875	$71,996
Sao Francisco	11,039	13,093	44,243	64,726
Aranzazu	–	133	–	8,328
	$26,978	$29,209	$106,118	$145,050
Depletion and Amortization:
San Andres	$3,229	$1,576	$9,002	$6,057
Sao Francisco	4	86	76	476
	$3,233	$1,662	$9,078	$6,533
Gross Margin (Loss):
San Andres	$5,160	$2,853	$18,590	$15,056
Sao Francisco	(1,043)	4,116	12,423	3,707
Aranzazu	–	(133)	–	(4,583)
	$4,117	$6,836	$31,013	$14,180
Ounces sold :
San Andres	20,361	19,364	75,466	84,556
Sao Francisco	8,148	15,831	45,819	59,967
	28,509	35,195	121,285	144,523
Cash operating costs per ounce sold[1]
San Andres	$783	$825	$820	$851
Sao Francisco	1,355	827	966	1,079
	$946	$826	$875	$946
Depletion and amortizaiton per ounce sold[1]
San Andres	$159	$81	$119	$72
Sao Francisco	–	5	2	8
	$113	$47	$75	$45
Cost of goods sold per ounce sold[1]
San Andres	$941	$907	$939	$923
Sao Francisco	1,355	832	967	1,087
	$1,060	$873	$950	$991

Cash operating costs per ounce sold and cost of goods sold per ounce sold only represent the gold operating result.

1 A cautionary note regarding non-GAAP measures is included in Section 18 of this MD&A

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Revenues

Gold sales revenue for the fourth quarter of 2016 decreased by 9% compared to the same period in 2015. The decrease in gold sales revenue is attributable to a 19% decrease in gold sales volumes. Gold sales revenues for the year ended December 31, 2016 decreased by 10% compared to the year ended December 31, 2015. The decrease in gold sales revenues is primarily attributable to a 16% decrease in gold sales volumes. The decrease in gold sales volumes is mainly due to lower production at Sao Francisco as the mine reached the end of its mine life.

There was no copper concentrate sold during the year ended December 31, 2015, only revaluation of unsettled shipments.

Cost of Goods Sold

Total cost of goods sold from San Andres during the fourth quarter of 2016 increased by 9% in comparison to the same period in 2015 due to higher depreciation and amortization cost. During the fourth quarter of 2016, cash operating cost per ounce sold1 was lower by 5% than the comparable period in 2015 due to higher gold sales volume.

For the year ended December 31, 2016, total cost of goods sold from San Andres decreased by 9% in comparison to the prior year due to a decrease in overall cost of production, as a result, cash operating cost per ounce sold1 was lower by $31 per ounce.

Total cost of goods sold from Sao Francisco during the fourth quarter of 2016 decreased by 16% due to mining activity ceasing in October 2016. Cash operating cost per ounce sold1 was higher by $528 per ounce due to significantly lower ounces sold during the fourth quarter of 2016 in comparison to the same period in 2015.

At Sao Francisco, for the year ended December 31, 2016, total cost of goods sold decreased by 32% and cash operating cost per ounce sold1 was lower by $113 per ounce, due to Sao Francisco reaching the end its mine life.

Total cost of goods sold from Aranzazu for the year ended December 31, 2015 was $8,328 or $1,950 per DMT, cash operating cost per DMT sold was $1,950 per DMT, while non-cash depletion and amortization charges were $nil.

Gross margin (loss)

During the fourth quarter of 2016, gross margin for San Andres increased by 80% due to an increase in gold sales volume and gold price from the comparable quarter in 2015. During the same period, Sao Francisco had a gross loss of $1,043 due to significantly lower gold sales volume.

For the year ended December 31, 2016, San Andres’ gross margin increased by 23% due to an increase in gold sales volume and gold price as well as a decrease in cost of production by 14%. Sao Francisco’s gross margin increased by 235% due to higher gold price and significantly lower cost of production in comparison to 2015, due to mining activity ceasing in October 2016.

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Care-and-maintenance expenses

Care-and-maintenance expenses include:

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015

EPP Project	$9	$–	$4,072	$–
Aranzazu	666	290	1,946	791
Other Brazilian projects	369	–	1,981	–
	$1,044	$290	$7,999	$791

The EPP Project incurred $9 in care-and-maintenance expenses during the fourth quarter of 2016 as the EPP Project commenced pre-commercial production activities in October and expenses were capitalized to property, plant and equipment. The increase in the care-and-maintenance expenses for Aranzazu resulted from costs incurred for the administration proceeding.

Care-and-maintenance expenses at Aranzazu started in the second quarter of 2015, and for the year ended December 31, 2016, the Company recorded a full year care-and-maintenance expenses, as a result this expense increased significantly from 2015 to 2016. The acquisition of the EPP Project was completed on June 23, 2016 and the Company recorded all expenses prior to the restart of the project as care-and-maintenance expenses. The care-and-maintenance for other Brazilian projects, including Serrote and Rio Allegre, mainly represents costs with respect to maintaining adequate provisions for security (See note 12, Transactions with related parties).

General and Administration expenses

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
Salaries, wages and benefits	$611	$687	$2,962	$3,363
Professional and consulting fees	849	597	2,129	2,532
Legal provision and settlements	585	–	585	120
Insurance	195	197	355	494
Directors' fees	48	20	325	199
Occupancy cost	106	109	279	209
Share-based payment expense	–	37	230	234
Other	(46)	93	1,020	1,271
	$2,348	$1,740	$7,885	$8,422

For the fourth quarter and year ended December 31, 2016, salaries, wages and benefits decreased as a result of lower headcount at the corporate office.

During the fourth quarter of 2016, professional and consulting fees increased due to additional consultants hired for the EPP Project. Professional and consulting fees for the year ended December 31, 2016 in comparison to 2015 decreased due to the discontinuation of spending on the NI 43-101 study for Aranzazu.

Legal provisions and settlements for the fourth quarter and year ended December 31 2016 increased due to additional provisions was recorded for labour claims in Brazil.

For the year ended December 31, 2016, insurance decreased as a result of lower insurance premium and directors’ fees increased due to payment of deferred share units to two departing members of the Board of Directors.

Other expenses for the years ended December 31, 2016 and 2015 include regulatory filing fees, travel expenses, withholding taxes paid for foreign consultants and information technology expenses.

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Exploration expenses

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015

San Andres Mine	$150	$81	$553	$505
Sao Francisco Mine	53	18	92	126
	$203	$99	$645	$631

Finance Costs

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015

Accretion expenses	$292	$(247)	$1,184	$1,572
Interest expense on debts	131	726	652	2,027
Finance cost on post-employment benefit	111	120	451	461
Other interest and finance costs	73	186	434	506
	$607	$785	$2,721	$4,566

The decrease in accretion expenses is related to decreases in net smelter return royalty payable. The decrease in interest expense on debts is mainly attributed to the full repayment on the outstanding balance of the Itau Bridge Loan during the first quarter of 2016.

Other gains (losses)

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015

Net gain (loss) on call options and fixed price contracts	$1,028	$81	$(5,137)	$1,227
Changes in fair value of gold loans	864	(62)	(1,978)	(1,474)
(Loss) gain on disposal of assets	(26)	2,884	1,509	3,123
Change in estimate of provision for mine closure and restoration	2,738	140	2,738	140
Foreign exchange (loss) gain	49	2,605	(866)	4,923
Other items	1,041	(3,524)	778	(3,070)
	$5,694	$2,124	$(2,956)	$4,869

For the fourth quarter of 2016, other gains increased due to higher realized gain on call options, a higher revaluation gain in the fair value of the gold loans and change in estimate of provisions for the mine closure and restoration related to the Sao Francisco mine. Other items is mainly related to accrued interest income on tax credit related to Apoena.

During the year ended December 31, 2016, other gains (losses) decreased due to realized losses on call options and fixed price contracts, a higher revaluation loss in the fair value of the gold loans as a result of the overall increase in the gold price and change in estimate of provisions for the mine closure and restoration related to the Sao Francisco mine, offset by a gain on disposal of assets at the Aranzazu mine. Other items include other income, change in estimate on royalty payment, penalties on overdue withholding and corporate income taxes at San Andres and Apoena and an accrued interest income on tax credit related to Apoena. For the year ended December 31, 2015, other items include additional charges incurred relating to penalties on overdue withholding and corporate income taxes at San Andres.

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Income tax expense

The income tax expense for the year ended December 31, 2016 was $9,673 and consisted of $6,204 in current income tax expense related to San Andres, and $993 of current income tax expense related to Brazil, $291 of deferred income tax recovery related to San Andres and $2,767 of deferred income tax expense related to Brazil. The income tax expense for the year ended December 31, 2015 was $10,751 and consisted of $7,584 in current income tax expense related to San Andres, and $3,167 of deferred income tax expense which is also related to San Andres.

Other comprehensive losses

Other comprehensive losses for the years ended December 31, 2016 and 2015 were $754 and $6,046 respectively, related to the translation of foreign subsidiaries from their functional currencies into the Company’s presentation currency and the recognition of unrealized actuarial gains and losses on post-employment benefits.

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8.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited interim consolidated financial information for the Company for each of the eight most recently completed quarters.

Fiscal quarter ended	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Revenue	$34,328	$40,016	$36,415	$35,451	$37,707	$41,219	$38,632	$48,205
Working capital	$6,459	($1,442)	($4,169)	($1,094)	($5,408)	($2,524)	($8,079)	($8,372)
Property, plant and equipment	$102,758	$86,565	$87,801	$75,031	$78,428	$85,767	$90,911	$89,128
Impairment charges(1)	$0	$0	$0	$0	($8,367)	$0	$0	$0
Gain on acquisition of EPP Project	$19,886	$0	$0	$0	$0	$0	$0	$0
Income (loss) for the period	$20,353	$734	($2,048)	($19)	($11,886)	$4,837	($1,522)	($5,908)
Income (Loss) per share - Basic	$0.62	$0.10	($0.10)	($0.10)	($0.42)	$0.17	($0.10)	($0.26)
Income (Loss) per share -Diluted	$0.60	$0.10	($0.10)	($0.10)	($0.42)	$0.17	($0.10)	($0.26)

(1)	For the quarters ended December 31, 2015 impairment charge recorded is related to Serrote.

Refer to Section 9, Liquidity and Capital Resources, for changes in cash and cash equivalents. For further additional information on period to period variations, see Section 3, Review of Mining Operations and Development Projects, Section 6, Selected Financial Information and Section 7, Results of Operations.

9.	LIQUIDITY AND CAPITAL RESOURCES

The changes in cash and cash equivalents for the three months and year ended December 31, 2016 and 2015 are presented in the table below:

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
Cash flow generated by operating activities	$5,173	$2,799	$13,414	$20,959
Cash flow used by investing activities	(1,365)	(1,241)	(3,752)	(11,591)
Cash flow used by financing activities	938	(3,905)	(1,210)	(14,938)
Increase (decrease) in cash and cash equivalents	$4,746	$(2,347)	$8,452	$(5,570)

During the three months ended December 31, 2016, the Company spent $944 and $421 for infrastructure and development at San Andres and Sao Francisco, respectively. Cash inflow from financing activities includes the final proceeds of $2,149 from the rights offering of 3,634,628 common shares at C$1.50 per common share, a proceed of $183 from the exercise of stock options and restricted share units, a proceed of $372 from the exercise of 450,000 warrants at C$1.10 per warrant and an additional draw down of $1,800 from the short-term Promissory Note at San Andres. Cash flow used from financing activities includes a $2,797 repayment on the Gold Loan, a $102 repayment on the short-term Promissory Note at San Andres, a $595 repayment of royalty liabilities and a $72 of debt interest payment.

During the three months ended December 31, 2015, the Company spent $701 and $540 for infrastructure and development at San Andres and Serrote, respectively. There was no cash inflow from financing activities during the fourth quarter of 2015. Cash outflow from financing activities includes a $3,414 repayment of a gold loan and a $459 of debt interest payment.

Significant capital expenditures during the year ended December 31, 2016 of $3,158, $421 and $173 were for infrastructure and development at San Andres, Sao Francisco and EPP Project, respectively.

Cash inflow from financing activities for the year ended December 31, 2016 includes the proceeds from the Gold Loan of $12,325 from Auramet; proceeds of $4,093 (net of share issue cost of $69) from the rights offering of 3,634,628 common shares at C$1.50 per common share; proceeds of $323 and $372 from exercised stock options and restricted share units and 450,000 warrants at C$1.10 per warrant, respectively. The Company also drew down $1,800 from the short-term Promissory Note at San Andres.

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Cash flow used by financing activities for the year ended December 31, 2016 includes a $7,861 repayment on the Gold Loan, a $6,593 repayment on the Itau Bridge Loan, a $898 repayment on the short-term Promissory Note at San Andres, a settlement of royalty liabilities of $4,156 and a debt interest payment of $615.

Significant capital expenditures during the year ended December 31, 2015 of $9,851 and $1,740 were for infrastructure and development at San Andres and Serrote, respectively.

Cash inflow from financing activities for the year ended December 31, 2015 includes, total proceeds of $4,928 (net of share issue cost of $12) from completion of a private placement through the issuance of 5,700,935 common shares of the Company at a price of C$1.07 per common share, and the draw-down of $4,290 on the short-term Promissory Note.

Cash flow used by financing activities for the year ended December 31, 2015 includes a $17,625 repayment on the gold loan, a $3,624 repayment on the short-term Promissory Note at San Andres, a settlement of royalty liabilities of $740, a debt interest payment of $1,943 and a $224 repayment on finance lease.

10.	CONTRACTUAL OBLIGATIONS

For the three months and year ended December 31, 2016 and as at the date of this MD&A, the Company has not entered into any contractual obligations that are outside the ordinary course of business.

As at December 31, 2016, the Company’s contractual obligations included the following:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$35,181	$-	$-	$-	$35,181
Short-term loans and gold loan repayment	7,818	12,215	-	-	20,033
Provision for mine closure and restoration	82	2,379	646	16,637	19,744
Other liabilities	2,365	2,575	-	-	4,940
	$45,446	$17,169	$646	$16,637	$79,898

As of December 31, 2016, the Company had made no capital commitments.

The above table includes the discounted amount of the Company’s estimated obligations for restoration and closure of San Andres, Sao Francisco, EPP Project and Aranzazu following the completion of mining activities at those sites. The total undiscounted amounts of the estimated obligations for restoration and closure of all operations, adjusted by estimated annual inflation at each location is approximately $30,214. Ongoing reclamation costs incurred as part of normal mining operations are expensed as incurred.

The Company has reflected a NSR Royalty at the expected discounted payments in the Other liabilities line in the above table. The NSR Royalty is payable at 1.5% on the sales from San Andres and Sao Francisco, up to a cumulative royalty amount of $16,000 adjusted by any payments made on account of the NSR Royalty. The total undiscounted amount of the estimated obligation at December 31, 2016 is approximately $5,254.

Other contractual obligations include (i) underlying 1% NSR Royalty on copper production from Aranzazu, when, during any calendar month, the monthly average copper price as quoted by the LME equals or exceeds $2.00 per pound, and (ii) underlying NSR Royalties of 1.0% on gold, 0.75% on copper and 4% on all other mineral production from Serrote.

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11.	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no other off-balance sheet arrangements as of December 31, 2016.

12.	TRANSACTIONS WITH RELATED PARTIES

On January 1, 2015, the Company entered into a consulting agreement with Acumen Capital, LLC (“Acumen”), a US based company which is controlled by Jim Bannantine, the Company’s previous President and Chief Executive Officer (“CEO”). The consulting agreement was terminated on January 15, 2017.

For the year ended December 31, 2016, the Company paid consulting fees to Acumen of $1,027 (2015: $798). As at December 31, 2016, the Company owed $64 (2015: $300) to Acumen. Subsequent to December 31, 2016, the Company owed an additional of $1,014 to Acumen related to termination benefits.

In connection with Company’s due diligence conducted on the EPP Project and subsequent acquisition of the project, the Company investigated an area known as Rio Alegre, which was not originally included in the EPP Project that was acquired from Yamana. It was the Company’s intention to acquire the licenses of Rio Alegre due to the close proximity to the EPP’s processing plant, subject to positive due diligence. The exploration licenses for Rio Alegre are held in the name of Mineração Tarauacá Indústria e Comércio S.A. (“Tarauacá”), a company controlled by Paulo Brito, the Company’s non executive Chairman and largest shareholder through his control and direction of Northwestern Enterprises Ltd.  Following initial discussions with Tarauacá, and additional due diligence on Rio Alegre, the Company and Tarauacá entered into an agreement for the Company to acquire Rio Alegre at no cost to the Company or continuing royalty.  Tarauacá has applied to the National Department of Mineral Production for the assignment of the exploration license and the formal assignment is expected shortly.  During the year-ended December 31, 2016, the Company spent $1,312 maintaining the property which primarily relates to security.

13.	PROPOSED TRANSACTIONS

Other than as disclosed in this MD&A, there are no ongoing or proposed asset or business acquisitions or dispositions currently under consideration. Refer to Section 4, Acquisition of Ernesto / Pau-a-Pique Project.

14.	CHANGES IN ACCOUNTING POLICIES

a)	Accounting standards issued but not yet adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. The Company reviewed the new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 16, Leases

On January 13, 2016, the IASB published a new Standard, IFRS 16, Leases (“IFRS 16”). The new standard brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

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IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure

The final version of IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting. The new single, principle based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, however it is available for early adoption. In addition, the own credit risk changes can be early adopted in isolation without otherwise changing the accounting for the financial instruments.

IFRS 7 (Financial Instruments: Dislcosure) addresses the disclosure of financial assets and financial liabilities in the financial statements. IFRS 7 will be amended to require additional disclosures on transition from IAS 39 to IFRS 9, effective on adoption of IFRS 9.

The Company is currently evaluating the impact of IFRS 9 and IFRS 7 on its consolidated financial statements.

IFRS 2, Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment (“IFRS 2”), covering the measurement of cash-settled share-based payments, classification of share-based payments settled net of tax withholdings, and accounting for a modification of a share-based payment from cash-settled to equity-settled. The new requirements could affect the classification and/or measurement of these arrangements, and potentially the timing and amount of expense recognized for new and outstanding awards. The amendments apply for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of IFRS 12 on its consolidated financial statements.

15.	CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

The Company has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the Company’s consolidated statements of financial position reported in future periods.

a)	Determination of Mineral Resources and Mineral Reserves

The Company determines mineral resources and reserves under the principles incorporated in the Canadian Institute of Mining, Metallurgy and Petroleum standards for mineral reserves and resources, known as the CIM Standards. The information is regularly compiled by Qualified Persons and reported under NI-43-101. Reserves and resources determined in this way are used in the calculation of depletion expense, assessment of impairment charges and the carrying values of assets, and for forecasting the timing of the payment of mine closure and restoration costs.

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There are numerous uncertainties inherent in estimating mineral resources and reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in reserves and resources being restated.

b)	Impairment of assets

In accordance with the Company’s accounting policy, each asset or CGU is evaluated at each reporting date to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit (“CGU”) is measured at the higher of fair value less cost of disposal (“FVLCD”) or value in use (“VIU”).

The determination of FVLCD and VIU requires management to make estimates and assumptions about expected production and sales volumes, metals prices, reserves, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of income (loss).

Serrote Impairment

During the year ended December 31, 2015, the Company was unable to raise additional financing to maintain the ongoing development status or to fund the construction of the Serrote Project and made the decision to suspend the development of the Serrote Project and place it on care-and-maintenance with a minimal monthly spend for security, administration, site maintenance and the annual costs of permits and licenses. As a result, the 2016 budget has been significantly reduced, with a focus on preserving both the optionality and integrity of the Serrote Project. The Company will continue its activities to protect the asset and assess alternative methods to further develop the project in a more economic manner.

The foregoing developments were deemed to be indicators of impairment. The Company has conducted an impairment analysis whereby the carrying values of the property, plant and equipment, including mineral properties, of the Serrote Project were compared to their fair values using the FVLCD methodology which was determined to be greater than the VIU.

The FVLCD for the Serrote Project was determined by considering observable market values over the past two years for entities with comparable assets being expressed as US dollars per pound of proven and probable reserves and resources (level 3 of the fair value hierarchy) and determined the market values were within a range of $0.02 to $0.03 per pound of economic resource. The Company has used the lower range of the observable market values of $0.02 per pound of economic resource as the cash flows for Serrote Project have significant uncertainty with respect to their financing, the timeline for the project and the estimated remaining construction costs in the current metal pricing environment. The observable market values have been adjusted, where appropriate, for country risk if the comparable asset was in a different country and any significant change in the copper metal pricing environment since the valuation date of the comparable asset. An estimate for costs of disposal has been calculated based on the Company’s own experience.

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The Company’s FVLCD analysis has concluded that the long-lived assets of the Serrote Project are impaired as at December 31, 2015 and, as a result, the Company recorded an impairment charge of $8,367 on the property, plant and equipment, which has resulted in a reduction in the value of the mineral properties of $3,689 and a reduction in the value of plant and equipment of $4,678.

Sensitivity analyses to the assumptions which have the most significant impact on the impairment charge were also performed. Certain scenarios were reviewed where key inputs were changed: market values (+/-5%) and the economic resource base (+/-10%). An increase or decrease in market values by 5% would change the impairment charge by $831. An increase or decrease of 10% in the economic resource base would change the impairment charge by $1,662.

For the year ended December 31, 2016, the Serrote Project remains on care-and-maintenance and other impairment indicator did not change significanlty. Therefore, no impairment or reversals of previously recorded impairments have been recorded at the Serrote Project.

c)	Valuation of work-in-process inventory

Leach pad inventory is comprised of ore that has been extracted from the mine and placed on the heap leach pad for further processing. Costs are added to leach pad inventory based on current mining costs and are removed from leach pad inventory as gold ounces are recovered in the plant, based on the average cost per recoverable ounce on the heap leach pad. The quantity of recoverable gold in process is an engineering estimate which is based on the expected grade and recovery of gold from the ore placed on the leach pad. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. However, the estimate of recoverable gold placed on the leach pad is reconciled to actual gold production and the engineering estimates will be refined based on actual results over time. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Ore in stockpiles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stockpiles at the current mining cost and are removed at the accumulated average cost per tonne.

d)	Deferral of stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company determines whether it is probable that the future economic benefit associated with the stripping activity will flow to the Company.

e)	Provisions for mine closure and restoration

The amounts recorded for mine closure and restoration obligations are based on estimates prepared by third party environmental specialists, if available, in the jurisdictions in which the Company operates or by environmental specialists within the Company. These estimates are based on remediation activities that are required by environmental laws, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption on the rate at which the costs may inflate in future periods. Actual results could differ from these estimates. The estimates on which these fair values are calculated require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

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16.	CORPORATE GOVERNANCE

The Company’s Board and its committees substantially follow the recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The current Board is comprised of five individuals, four of whom are neither executive officers nor employees of the Company and three of whom are unrelated in that they are independent of management. Mr. Bannantine is currently not considered independent due to his previous role of President & CEO of the Company. The Audit Committee is currently comprised of three directors who are independent of management.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual consolidated financial statements prior to their submission to the Board for approval. The Audit Committee meets with management quarterly to review the consolidated financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also retains external auditors to audit its annual consolidated financial statements.

17.   DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting (“ICFR”), under the supervision of the CEO and Vice President, Legal Affairs and Business Development, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with IFRS. Management is also responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”), under the supervision of the CEO and Vice President, Legal Affairs and Business Development, to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. Based on a review of the ICFR and DC&P as of December 31, 2016 and ongoing review and monitoring of these procedures, and as there were no changes in ICFR or DC&P in the year ended December 31, 2016 which have materially affected or are reasonably likely to materially affect ICFR or DC&P, management of the Company believes its internal controls and procedures are appropriately designed and effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner, and that material information relating to the Company is made known to them.

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18.   NON-GAAP PERFORMANCE MEASURES

In this MD&A, the Company has included earnings before interest and tax (“EBIT”), earnings before interest, tax, depreciation and amortization (“EBITDA”), realized average gold price per ounce sold - gross, realized average gold price per ounce sold - net of local sales taxes, hedging and gold loan repayments, cash operating cost per ounce produced, cash operating costs per ounce sold and all-in costs per ounce sold which are non-GAAP performance measures. These non-GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation from revenue to EBITDA:

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
Revenue	$34,328	$37,707	$146,209	$165,763
Cost of goods sold	(29,845)	(30,728)	(114,783)	(145,680)
Care-and-maintenance expenses	(1,044)	(290)	(7,999)	(791)
General and administrative expenses	(2,348)	(1,703)	(7,655)	(8,188)
Exploration expenses	(203)	(99)	(645)	(631)
EBIT	$889	$4,887	$15,127	$10,473
Depreciation and amortization	3,233	1,662	9,078	6,533
EBITDA	$4,122	$6,549	$24,205	$17,006
Non-cash and/or non-recurring
Gain on acquisition of EPP Project	$19,886	$-	$19,886	$-
Change in estimate of provision for mine closure and restoration	2,738	140	2,738	140
(Loss) Gain on disposal of assets	(26)	2,884	1,509	3,123
Other items in other gains (losses)	1,041	(3,524)	778	(3,070)
Depreciation and amortization	(3,233)	(1,662)	(9,078)	(6,533)
Net gain (loss) on call options and fixed price contracts	1,028	81	(5,137)	1,227
Finance costs	(607)	(785)	(2,721)	(4,566)
Changes in fair value of gold loans	864	(62)	(1,978)	(1,474)
Foreign exchange loss (gain)	49	2,605	(866)	4,923
Share-based compensation	–	(37)	(230)	(234)
Write-down of inventory to net realizable value	(366)	(143)	(413)	(5,903)
Impairment charges	–	(8,367)	–	(8,367)
Earning before taxes	$25,494	$(2,322)	$28,693	$(3,728)
Taxes	(5,141)	(9,565)	(9,673)	(10,751)
Net income	$20,353	$(11,886)	$19,020	$(14,479)

Cost of goods sold and General and administrative expenses to calculate EBIT and EBITDA exclude non-cash items.

Reconciliation from the consolidated financial statements to cash operating costs per ounce of gold produced:

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
Cost of goods sold	$30,211	$30,871	$115,196	$151,583
Cost of production related to copper operation	–	(133)	–	(8,328)
Depreciation	(3,233)	(1,662)	(9,078)	(6,533)
Cost of production	$26,978	$29,076	$106,118	$136,722
Change in inventory	2,350	(8,625)	3,309	(5,295)
Other adjustments	(4,631)	5,168	(5,545)	(8,174)
Total operating cost of gold produced	$24,697	$25,619	$103,882	$123,253
Ounces of gold produced	29,145	35,216	122,760	142,982
Cash operating costs per ounce produced	$847	$727	$846	$862

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Reconciliation from the consolidated financial statements to realized gold price per ounce sold:

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
Gross revenue	$35,735	$38,987	$151,657	$167,852
Local sales taxes	(1,407)	(1,280)	(5,448)	(5,834)
Revenue	$34,328	$37,707	$146,209	$162,018
Gold loan repayments	(2,797)	(3,086)	(7,861)	(12,635)
Realized (loss) gain from fixed price contracts	(400)	330	(2,951)	1,474
Realized gain (loss) from call options contracts	1,002	–	(2,186)	–
Net Revenue	$32,134	$34,951	$133,212	$150,856
Ounces of gold sold	28,509	35,195	121,285	144,523

Realized average gold price per ounce sold, gross	1,253	1,108	1,250	1,161
Realized average gold price per ounce sold, net of local sales taxes, hedging and gold loan repayments	$1,127	$993	$1,098	$1,044

Reconciliation from the consolidated financial statements to cash operating costs per ounce sold and all-in costs per ounce sold:

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
Cost of production	$26,978	$29,076	$106,118	$136,722
Care and maintenance	1,044	290	7,999	791
General & administration expenses	2,348	1,740	7,885	8,422
Capital expenditures	2,582	1,891	4,823	11,698
Accretion expense	292	(247)	1,184	1,572
Exploration expenses	203	99	645	631
Total all-in costs per ounce sold	$33,448	$32,850	$128,653	$159,835
Ounces of gold sold	28,509	35,195	121,285	144,523
Cash operating costs per ounce sold	$946	$826	$875	$946
All-in costs per ounce sold	$1,173	$933	$1,061	$1,106

19.   RISK FACTORS

The operations of the Company contain significant risk due to the nature of mining, exploration and development activities. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

20.   DISCLOSURE OF SHARE DATA

As at March 24, 2017, the Company had the following outstanding: 33,420,356 common shares, 986,400 stock options, 350,000 share purchase warrants, 126,529 deferred share units and 20,000 restricted share units.

21.   CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A, and the documents incorporated by reference, contain certain “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”).  All statements other than statements of historical fact are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: the economic viability of a project; strategic plans, including the Company’s plans with respect to San Andres, EPP, Aranzazu, Sao Francisco and Serrote; the amount of mineral reserves and mineral resources; the amount of future production over any period; the amount of waste tonnes mined; the amount of mining and haulage costs; cash costs; operating costs; strip ratios and mining rates; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; mine life; and gold hedge programs.  Often, but not always, forward-looking statements may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

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Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements in this MD&A are based upon, without limitation, the following estimates and assumptions: the presence of and continuity of metals at the Company’s projects at modeled grades; gold and copper price volatility; the capacities of various machinery and equipment; the availability of personnel, machinery and equipment at estimated prices; exchange rates; metals and minerals sales prices; appropriate discount rates; tax rates and royalty rates applicable to the mining operations; cash costs; anticipated mining losses and dilution; metals recovery rates, reasonable contingency requirements; our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; our expected ability to develop our projects including financing such projects; and receipt of regulatory approvals on acceptable terms.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the Company’s most recent AIF for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, gold and copper or certain other commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions, political stability and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

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